VIA EDGAR

October 17, 2012

Ms. Mara L. Ransom

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Ormat Technologies, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed February 29, 2012
Definitive Proxy Statement on Schedule 14A
Filed March 26, 2012
File No. 001-32347

Dear Ms. Ransom:

Ormat Technologies, Inc. (the “Company” or “we”) acknowledges receipt of the letter dated September 27, 2012 (the “Staff Letter”) from the staff (“Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”). The Company notes that, as discussed with Mr. Daniel Leslie, the Staff has allowed the Company to respond to the Staff Letter by October 18, 2012, instead of within the ten business days indicated in the Staff Letter.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Set forth below is the Staff’s comments contained in the Staff Letter (in bold face type) followed by our responses.

Ms. Mara L. Ransom

Division of Corporation Finance

United States Securities and Exchange Commission

October 17, 2012

Form 10-K for the Year Ended December 31, 2011

Item 1A. Risk Factors, page 75

1.	We note your disclosure in the last paragraph on page 21 regarding government incentives to encourage the production of electricity from geothermal sources. Additionally, we note your risk factor disclosure in the first full paragraph on page 85 discussing incentives associated with photovoltaic energy. In future filings, please add a risk factor to your disclosure discussing the risk of changes in government incentives to use renewable energy that could affect geothermal energy and recovered energy generation. Please show us your proposed revised disclosure.

The Company respectfully submits that the risk factor in page 83 under the caption “Our financial performance is significantly dependent on the successful operation of our power plants, which is subject to changes in the legal and regulatory environment affecting our power plants” already addresses the risk of changes in tax laws, which the Company views as including government incentives to encourage the production of electricity from geothermal sources. We acknowledge that the risk factor disclosure discussing incentives associated with photovoltaic energy is more specific on this matter. This is primarily because, at the time of the filing of the annual report on Form 10-K, we believed that, in light of our entrance into the photovoltaic energy market, changes in applicable laws, and specifically government incentives, would be a major factor in our ability to grow the solar business and, therefore, require a specific discussion. We are, however, cognizant of the Staff’s comment, and in future filings, we propose to include a new risk factor that will specifically address the risk of changes in government incentives to solar PV power plants as well as to geothermal power plants and recovered energy-based power plants. The risk factor will be substantially as follows:

The reduction or elimination of government incentives could adversely affect our business, financial condition, future results and cash flows.

Construction and operation of our geothermal power plants, recovered energy-based power plants, and solar PV power plants have benefited, and may benefit in the future, from public policies and government incentives that support renewable energy and enhance the economic feasibility of these projects in regions and countries where we operate. Such policies and incentives include production and investment tax credits, cash grants, loan guaranties, accelerated depreciation tax benefits, renewable portfolio standards, carbon trading mechanisms, rebates, and mandated feed-in-tariffs, and may include similar or other incentives to end users, distributors, system integrators and manufacturers of solar and other power products. Some of these measures have been implemented at the federal level, while others have been implemented by different states or countries outside the U.S. where we operate.

Ms. Mara L. Ransom

Division of Corporation Finance

United States Securities and Exchange Commission

October 17, 2012

The availability and continuation of these public policies and government incentives have a significant effect on the economics and viability of our development program and continued construction of new geothermal, recovered energy-based, and solar PV power plants. Any changes to such public policies, or any reductions in or elimination or expiration of such government incentives could affect us in different ways. For example, any reduction in, termination or expiration of renewable portfolio standards may result in less demand for generation from our geothermal, recovered energy-based, and solar PV power plants. Any reduction in, termination or expiration of other government incentives could reduce the economic viability of, and cause us to reduce, the construction of new geothermal, recovered energy-based, and solar PV power plants. Similarly, any such changes that affect the geothermal energy industry in a manner that is different from other sources of renewable energy, such as wind or solar, may put us at a competitive disadvantage compared to businesses engaged in the development, construction and operation of renewable power projects using such other resources. Any of the foregoing outcomes could have a material adverse effect on our business, financial condition, future results, and cash flows.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 24

2.	Please revise your disclosure to explain the basis for each award of an annual bonus or equity compensation to each Group I and Group II executive. While you have discussed the calculation of bonuses to be paid to the Group I executives in general terms, such discussion does not include the calculations for the most recent fiscal year. In addition, while you have discussed the general factors considered when awarding bonuses and equity compensation to Group II executives, such discussion does not relate to any particular year or executive. Please ensure that your revised disclosure explains the reason for any significant changes in the bonus amounts or equity compensation amounts paid to each of these individuals in the most recent fiscal year. Please show us your proposed revised disclosure.

Group I Executives

As disclosed on pages 19 and 20 of our Definitive Proxy Statement on Schedule 14A filed with the Commission on March 26, 2012 (the “2012 Proxy Statement”), each Group I executive is entitled to a bonus in accordance with a contractual formula in such Group I executive employment agreement that is linked to the Company’s performance during the current year. In particular, each of the employment agreements of Yehudit Bronicki and Lucien Bronicki provide for an annual bonus that is equal to (a) 0.75% of the Company’s annual consolidated profits (after tax) above $2,000,000, and (b) 0.75% of Ormat Industries’ annual consolidated profits (after tax), after deducting the Company’s annual consolidated profits (after tax). The term “annual consolidated profits (after tax)” is the same metric as “net income” that the

Ms. Mara L. Ransom

Division of Corporation Finance

United States Securities and Exchange Commission

October 17, 2012

Company reports in accordance with GAAP. The employment agreement of Yoram Bronicki provides for an annual bonus that is equal to 0.75% of the Company’s annual consolidated profits (after tax) above $2,000,000.

As disclosed in the Summary Compensation Table on page 24 of our 2012 Proxy Statement, and in the text on page 27 of our 2012 Proxy Statement, in accordance with the terms of the bonus provisions in their respective employment agreements, none of Yehudit Bronicki, Lucien Bronicki and Yoram Bronicki received a bonus from the Company or from Ormat Industries for the year ended December 31, 2011, the reason being that the Company did not generate annual consolidated profits (after tax) above $2,000,000 and Ormat Industries did not generate annual consolidated profits at all.

In light of the above, we respectfully submit that the disclosure in our 2012 Proxy Statement in this respect is sufficient. We are, however, cognizant of the Staff’s comment, and in future filings, we propose to include disclosure that will be substantially similar to the explanations set forth herein. By way of illustration, we have set forth below the changes we would make if we were to revise the disclosure in our 2012 Proxy Statement (changes shown: proposed new text is underlined):

“Lucien Bronicki: In accordance with the terms of the bonus provision in his employment agreement, Mr. Bronicki did not receive a bonus from the Company or from Ormat Industries for the year ended December 31, 2011, since the Company did not generate annual consolidated profits (after tax) above $2,000,000 and Ormat Industries did not generate annual consolidated profits.

Yehudit Bronicki: In accordance with the terms of the bonus provision in her employment agreement, Mrs. Bronicki did not receive a bonus from the Company or from Ormat Industries for the year ended December 31, 2011, since the Company did not generate annual consolidated profits (after tax) above $2,000,000 and Ormat Industries did not generate annual consolidated profits.

Yoram Bronicki: “In accordance with the terms of the bonus provision in his employment agreement, Mr. Bronicki did not receive a bonus from the Company for the year ended December 31, 2011, since the Company did not generate annual consolidated profits (after tax) above $2,000,000 .”

Group II Executives

With regard to the award of bonuses and equity compensation to our Group II executives, the reason for the changes in the bonus amounts paid to each of these individuals in the most recent fiscal year is as follows:

In 2011 there was a general reduction in the amount of bonuses paid to the Group II executives compared to the prior year for two reasons. First, there was a reduction in the absolute level of the bonuses paid in 2011 compared to 2010 because of

Ms. Mara L. Ransom

Division of Corporation Finance

United States Securities and Exchange Commission

October 17, 2012

the weaker financial performance of the Company. Second, some of our Group II executives received a substantial salary increase in 2011, and in order to maintain the level of overall compensation (salary + bonuses) at a level substantially comparable to prior years, the Company reduced the amount of the bonus paid to each Group II executive who received a substantial salary increase. Specifically, Joseph Tenne, the Company’s CFO, received in 2010 a salary of $204,936 and a bonus of $87,666. In 2011, Mr. Tenne’s salary was increased to $290,429, and this was an additional reason (additional to the overall reduction of the bonus to the Group II executives) that his bonus was reduced to $9,946.

As disclosed on page 21 of the 2012 Proxy Statement, the determination of the amount of the annual bonus paid to each Group II executive is based on a number of factors, including specific results of our performance, such as revenue growth and profitability, together with individual performance criteria, such as meeting budget objectives and achieving business goals related to their responsibilities. In addition, a subjective evaluation of each NEO’s performance and contribution to the Company’s financial results is made by the CEO and Chairman of the Board.

With regard to equity compensation, the Company’s recent practice has been to grant each Group II executive an identical number of SARs without regard to individual performance criteria. The number of SARs granted to each of our Group II executives in 2011 was the same as the number of SARs granted to each of our Group II executives in 2010 (i.e., 24,000 SARs to each Group II executive).

In light of the above, we respectfully submit that the disclosure in our 2012 Proxy Statement in this respect is sufficient. We are, however, cognizant of the Staff’s comment, and in future filings, we propose to include disclosure that will be substantially similar to the explanation set forth herein. By way of illustration, we have set forth below the disclosure we would add if we were to revise the disclosure in our 2012 Proxy Statement:

“In 2011, there was a general reduction in the amount of bonuses paid to our Group II executives compared to the prior year for two reasons. First, there was a reduction in the absolute level of the bonuses paid in 2011 compared to 2010 because of the weaker financial performance of the Company. In addition, in certain cases, where our Group II executives received salary increases in 2011, in order to maintain the level of overall compensation (salary + bonuses) at a level comparable to prior years, the Company reduced the amount of bonuses paid to certain of our Group II executives.”

*     *     *     *     *     *

Ms. Mara L. Ransom

Division of Corporation Finance

United States Securities and Exchange Commission

October 17, 2012

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact the undersigned at Tel: (775) 356-9029 Ext. 32218.

Sincerely,

/s/ Joseph Tenne

Joseph Tenne
Chief Financial Officer
Ormat Technologies, Inc.

VIA EDGAR OR BY HAND

cc:	Securities and Exchange Commission
Mr. Daniel Leslie
Ms. Lilyanna Peyser

Chadbourne & Parke LLP
Mr. Noam Ayali, Esq.
Mr. Charles E. Hord, III, Esq

Goldfarb Seligman & Co.
Mr. Ido Zemach, Adv.